UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **June, 2008**

Commission File No. **0-29320**

EIGER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

**144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



SUBMITTED HEREWITH

Exhibits

99.1   Press Release Dated May 29, 2008
99.2   Press Release Dated June 20, 2008
99.3   Press Release Dated June 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eiger Technology, Inc.
(Registrant)

Date: June 24, 2008

By: _/s/ Gary N. Hokkanen_

Name: Gary N. Hokkanen

Title: Chief Financial Officer

Exhibit 99.1

EIGER CHANGES NAME TO GAMECORP AND APPROVES SHARE CONSOLIDATION

Toronto, Ontario - May 29, 2008 - Eiger Technology, Inc. (CNQ: GAME, OTCBB: ETIFF) ("Eiger" or the "Company") reports that at its Annual & Special Meeting of Shareholders held yesterday, its shareholders have approved a number of special resolutions.

The Company will change its name to "GameCorp Inc.", effective immediately. The adoption of the new name is suited to the Company's future direction and corporate strategy. Additionally, the Company will consolidate its issued and outstanding common shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares, to be implemented as soon as possible. The resolutions have been approved by the Board and are subject to regulatory approval.

"We are pleased that our shareholders have supported our initiative to reorganize and position the Company as we move forward with a new strategy," said John G. Simmonds, CEO. "The name change better reflects the future course of the organization and the share consolidation will allow the Company to attract additional capital required for several attractive gaming-related investment opportunities currently being worked on."

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board. For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301

Exhibit 99.2

EIGER ANNOUNCES SHARE CONSOLIDATION AND NAME CHANGE

Toronto, Ontario – June 20, 2008 - Eiger Technology, Inc. (CNQ: GAME, OTCBB: ETIFF) ("Eiger" or the "Company") announces that its previously announced planned share consolidation of one post-consolidation common share for every ten pre-consolidation common shares will have a record date of June 26, 2008. Additionally, the Company will change its name to "Gamecorp Ltd." effective on the record date.

Open orders for Eiger shares will be purged from the trading system at the close of business on June 25, 2008 as trading will commence on a consolidated basis on June 26, 2008. The trading symbol will remain "GAME". Any fractional shares will be rounded to the nearest whole post-consolidation common share. The Company anticipates there will be approximately 4,230,205 outstanding common shares post-consolidation. Eiger common shares have been assigned a new CUSIP number, 364665109. The transactions are subject to regulatory approvals.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board. For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301

Exhibit 99.3

EIGER ANNOUNCES PRIVATE PLACEMENT

Toronto, Ontario – June 23, 2008 - Eiger Technology, Inc. (CNQ: GAME, OTCBB: ETIFF) ("Eiger" or the "Company") is pleased to announce that it is conducting a private placement of common shares (the "Private Placement"), which if fully subscribed, will generate proceeds of $1,000,000. The Company intends to close the Private Placement subsequent to its planned share consolidation of one post-consolidation common share for every ten pre-consolidation common shares as indicated in a press release dated June 20, 2008.

The Private Placement is being offered with a maximum subscription of 4,000,000 common shares at a price of $0.25 per share, on a post-consolidation basis. The Company anticipates its name to have been changed to "Gamecorp Ltd." by the Private Placement closing date. The Private Placement is a non-brokered private placement and is subject to regulatory approval.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board. For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 301